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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)



                               HealthExtras, Inc.
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                                (Name of Issuer)

                    Common Stock (par value, $.01 per share)
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                         (Title of Class of Securities)

                                    422211102
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                                 (CUSIP Number)

             Thomas L. Blair, 2273 Research Boulevard, Second Floor,
                    Rockville, Maryland 20850 [301-548-1000]
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



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CUSIP No.  422211102
           ---------

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   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

             Thomas L. Blair and Alice M. Blair I.R.S. Id. No. ###-##-####
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (a) /_/
             (b) /_/
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
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                        7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   7,075,000
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH
      REPORTING                 0
       PERSON           --------------------------------------------------------
        WITH            9   SOLE DISPOSITIVE POWER

                                7,075,000

                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,075,000
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)
              /_/
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

          21.2%
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  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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Item 1.     Security and Issuer
            -------------------

      The Schedule 13D (this "Schedule") to which this Amendment No. 3 pertain relates to shares of common stock (the "Common Stock"), par value $.01 per share, of HealthExtras, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2273 Research Boulevard, Second Floor, Rockville, Maryland 20850.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Item 3 of Schedule 13D is revised in pertinent part as follows:

      At such time as payment, if any, is made to a person or entity as a result of a determination described in Item 5(d), the source of funds (personal or borrowed funds) will be determined.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      Item 5 of the Schedule 13D is revised in pertinent part as follows:

      (a) The Reporting Persons are the beneficial owner of 7,075,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act represents 21.2% of the outstanding shares of Common Stock. Of the total shares, Mr. Blair has sole power to vote and invest 3,353,500 shares and Mrs. Blair has sole power to vote and invest 3,721,000 shares.

      (b) One or the other of the Reporting Persons has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the shares of Common Stock to which this Schedule 13D, as amended, relates, subject to paragraph (d) of this Item.

            *     *     * *   *     *

      (d) As previously reported, Mr. and Mrs. Blair had granted an option to an unrelated corporation to purchase their interests in up to 3,230,000 shares of HealthExtras common stock, subject to certain terms and conditions, including the right to repurchase such option for $16,860,600. Mr. Blair has given notice of his exercise of such right of repurchase, subject to a determination of the identity of the person or entity, if any, currently holding such option, and the continued validity of such option.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2004                           /s/ Thomas L. Blair*
----------------------                  ----------------------------------------
Date                                    Thomas L. Blair

July 13, 2004                           /s/ Alice M. Blair*
----------------------                  ----------------------------------------
Date                                    Alice M. Blair

                                        *By:  Thomas Farah
                                         Pursuant to power of attorney


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION:        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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